Exhibit 4.17

NOVEMBER 20, 2015 AMENDING AGREEMENT

to EXECUTIVE EMPLOYMENT AGREEMENT

This 2015 Amending Agreement (the “2015 Amendment”) amends the Executive Employment Agreement (2013) between SMART Technologies Inc. and Neil Gaydon made effective November 7, 2013, as amended effective May 16, 2014 and November 5, 2015 (the “Agreement”).

This 2015 Amendment is effective as of November 20, 2015 (the “Effective Date”).

Capitalized terms not defined herein will have the meaning ascribed to them under the Agreement.

For good and valuable consideration, including the Executive’s participation in the Corporation’s Executive Team Retention Plan as described under this 2015 Amendment (the “ETR Plan”), the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	The second sentence in Article 3.4 shall be deleted and replaced with:

The Corporation confirms that in addition to other awards under the Amended and Restated Equity Plan the Executive was on May 16, 2013 granted 600,000 performance restricted share units (the “2013 PRS Units”).

2.	The following Articles 3.8 and 3.9 shall be inserted in Article 3:

3.8 The Executive shall, as of the Effective Date, participate in the ETR Plan and be eligible for a retention payment under the ETR Plan in an amount and in accordance with the terms outlined in this Agreement. The Executive’s participation in the ETR Plan shall terminate on the earlier of:

(a)	the Executive’s voluntary resignation from the Executive’s employment for a reason other than Good Reason following a Change of Control or Going Private Transaction;

(b)	one (1) year after the effective date of a Change of Control or Going Private Transaction; or

(c)	December 31, 2016, if the Corporation (or its affiliates) have not, on or before December 31, 2016, entered into a binding letter of intent or a definitive agreement or similar document with respect to a transaction or series of transactions that upon closing shall be a Change of Control or Going Private Transaction.

3.9 Upon the occurrence of a Change of Control or Going Private Transaction and within one (1) year of the effective date of the Change of Control or Going Private Transaction there is an event or events which constitute Good Reason (as defined in Schedule “B”) then, as of the date of the event or events that constitute Good Reason and in addition to any other entitlements under this Agreement, the Executive shall be entitled to the ETR Plan Payment.

3.	The following Article 4.5.1 shall be inserted after Article 4.5:

4.5.1 If the Corporation terminates this Agreement and the Executive’s employment, for any reason other than the reasons in Articles 4.1, 4.2 and 4.3, within twelve (12) months following a

Change of Control or a Going Private Transaction, the Corporation shall within five (5) business days of the Termination Date, pay or provide to the Executive, subject to the condition in Article 4.10, in addition to the payments provided for in Article 4.4 or otherwise under this Agreement, the ETR Plan Payment.

4.	The following shall be added to the end of Article 4.6:

If the Executive elects to terminate this Agreement pursuant to this Article 4.6, then in addition to the payments provided for above, the Executive shall also be entitled to, in addition to any other entitlements under this Agreement, the ETR Plan Payment.

5.	The following Article 4.7.1 shall be inserted after Article 4.7:

4.7.1 If the Corporation terminates this Agreement and the Executive’s employment pursuant to Article 4.4, and either (i) the Corporation (or its affiliate) enters into a binding letter of intent or a definitive agreement or similar document in respect of a Change of Control or a Going Private Transaction prior to December 31, 2016 and within six (6) months of such Termination Date, or (ii) the Termination Date is after the Corporation (or its affiliate) enters into a binding letter of intent or a definitive agreement or similar document in respect of a Change of Control or a Going Private Transaction, but prior to the effective date of such Change of Control or Going Private Transaction, then, in addition to the payments provided for in Article 4.4 or otherwise under this Agreement, on the effective date of a Change of Control or a Going Private Transaction the Executive shall be entitled to the ETR Plan Payment. The Board of SMART Technologies Inc. has the discretion, at the time of termination of the Executive’s employment pursuant to Article 4.4, to extend the length of the six (6) month period referenced above. For the avoidance of doubt, no payment is due to the Executive under this Article 4.7.1 in the event a Change of Control or a Going Private Transaction does not ultimately close.

6.	The following Articles 4.12, 4.13, 4.14 and 4.15 shall be inserted in the Agreement after Article 4.11:

4.12 The “ETR Plan Payment” is a cash payment, calculated as follows:

A. [the number of 2013 PRS Units (whether or not the 2013 PRS Units have expired or vested), such amount being 600,000]

x

B. [the highest performance multiplier applicable to the 2013 PRS Units, such amount being 3.0]

x

C. [the Fair Market Value (as defined in the Amended and Restated Equity Incentive Plan)]

less

D. [the gross amount of cash, if any, paid by the Corporation, or cash value of shares provided by the Corporation, to the Executive prior to such date in respect of the 2013 PRS Units],

such ETR Plan Payment shall be less required withholdings.

4.13 The parties agree that any payment of the ETR Plan Payment to the Executive under this Agreement shall be in addition to the retiring allowance and termination entitlements provided for in Article 4 of the Agreement, and the payment of any such ETR Plan Payment is conditional on the Executive signing a full and final release in favour of the SMART Group, in a form satisfactory to the Corporation, acting reasonably.

4.14 The parties agree that the Executive shall not be paid any amounts due under the ETR Plan, even where otherwise entitled to such payment pursuant to this Agreement, until May 17, 2016 (such date being the day after the 2013 PRS Units are set to expire).

4.15 The Executive understands and agrees that the Executive may be required by the Board of SMART Technologies Inc. to forfeit the Executive’s participation in the ETR Plan, in order to receive future grants of long term incentives or equity compensation during the term of the ETR Plan.

7.	All other provisions and terms and conditions of the Agreement remain unamended and in full force and effect.

8.	The Agreement and this 2015 Amendment shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

IN WITNESS WHEREOF, the parties have executed this 2015 Amendment by persons duly authorized as of the Effective Date.

SMART TECHNOLOGIES INC.

Per:	/s/ Matt Sudak
Matt Sudak VP, Legal, General Counsel & Corporate Secretary

/s/ Neil Gaydon
Neil Gaydon

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